Exhibit (i)

One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

April 29, 2016

Clearwater Investment Trust

30 East 7th Street, Suite 200

St. Paul, Minnesota 55101-4930

Re:     Registration Statement on Form N-1A

Dear Sir or Madam:

As counsel for Clearwater Investment Trust (the “Trust”), we are familiar with the registration of the Trust under the Investment Company Act of 1940, as amended (the “1940 Act”) (File No. 811-05038), and Post-Effective Amendment No. 47 to the Trust’s registration statement relating to the shares of beneficial interest (the “Shares”) of four series of the Trust (the “Funds”) being filed under the Securities Act of 1933, as amended (the “1933 Act” ) (File No. 33-12289) (“Post-Effective Amendment No. 47”). We have also examined such other records of the Trust, agreements, documents and instruments as we deemed appropriate.

Based upon the foregoing, it is our opinion that the Shares have been duly authorized and, when issued and sold at the public offering price contemplated by the prospectus for the Funds and delivered by the Trust against receipt of the net asset value of the Shares, will be fully paid and nonassessable by the Trust.

We consent to the filing of this opinion on behalf of the Trust with the Securities and Exchange Commission in connection with the filing of Post-Effective Amendment No. 47. In giving our consent, however, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act or the rules or regulations thereunder.

Very truly yours,

/s/ Dechert LLP
Dechert LLP